

Mailstop 3233

August 28, 2015

<u>Via E-mail</u>
Stephen G. Williams
Chief Operating Officer
Vistana Signature Experiences, Inc.
9002 San Marco Court
Orlando, Florida

Re: Vistana Signature Experiences, Inc.
Amendment No. 1 to Registration Statement on Form 10-12(b)
Filed August 7, 2015
File No. 001-37448

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2015 letter

<u>Exhibit 99.1 Preliminary Information Statement</u>

<u>General</u>

1.   We note your responses to comments 9, 20 and 22 in our letter dated July 13, 2015 and will continue to monitor future amendments for responsive disclosures.

The Spin-off

Background, page 45

2.   We have considered your revisions in this section in response to comment 8 in our letter dated July 13, 2015. Please revise to more specifically describe your rights to the St. Regis and The Luxury Collection brands and Starwood's ability or restrictions thereon to operate and develop vacation ownership properties using these brands as well as to license these brands to third parties.

Unaudited Pro Forma Combined Financial Statements, page 61

3.   We note your response to comment 11 and await disclosure of the amount of separation costs that Starwood expects to recover from Vistana as a result of the consummation of the spinoff, as well as an estimate of future separation costs to be incurred by Vistana post-spinoff.

Business

Our Resorts, Properties and Land, page 75

Transferred Properties, page 78

4.   We note your response to comment 12 and the revised disclosure. Please revise to quantify anticipated costs that are currently known and clarify whether the properties are currently operating as hotels. In addition, please confirm that you will update your disclosures in future Exchange Act periodic reports to reflect updates to your conversion and operational plans, including quantifying incurred and anticipated costs.

Combined Statements of Comprehensive Income, page F-4

5.   We note your response to comment 23. If ancillary revenues comprised 9%, 9%, 7% and 5% of total revenues for the three months ended March 31, 2015, and the years ended December 31, 2014, 2013 and 2012, respectively, then it appears that rental revenue comprises approximately 23%, 19%, 15% and 10% of total revenues for those periods, respectively. Please revise to present the rental revenues separately in accordance with Rule 5-03(b) of Regulation S-X.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities